EXHIBIT 12.2
PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended September 30,	Six Months Ended September 30,	Year Ended December 31,
	2008	2008	2007	2006	2005	2004	2003
Earnings:
Net income	$321	$870	$1,024	$985	$934	$3,982	$923
Adjustments for minority interest in losses of less than 100% owned affiliates and the Company's equity in undistributed income (losses) of less than 50% owned affiliates	-	-	-	-	-	-	-
Income taxes provision	167	421	571	602	574	2,561	528
Net fixed charges	209	650	889	801	589	671	964
Total Earnings	$697	$1,941	$2,484	$2,388	$2,097	$7,214	$2,415

Fixed Charges:
Interest on short-term borrowings and long-term debt, net	$194	$605	$834	$770	$573	$682	$947
Interest on capital leases	5	16	23	11	1	1	1
AFUDC debt	10	29	32	20	15	(12)	16
Earnings required to cover the preferred stock dividend and preferred security distribution requirements of majority owned trust	-	-	-	-	-	-	-
Total Fixed Charges	209	650	889	801	589	671	964
Preferred Stock Dividends:
Tax deductible dividends	3	9	9	12	12	9	9
Pre-tax earnings required to cover non-tax deductible preferred stock dividend requirements	1	2	8	3	13	34	27
Total Preferred Stock Dividends	4	11	17	15	25	43	36

Total Combined Fixed Charges and Preferred Stock Dividends	$213	$661	$906	$816	$614	$714	$1,000

Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.27	2.94	2.74	2.93	3.42	10.10	2.42

Note:

For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to combined fixed charges and preferred stock dividends, "earnings" represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest).  "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements and preferred security distribution requirements of majority-owned trust.  "Preferred stock dividends" represent tax deductible dividends and pre-tax earnings that are required to pay the dividends on outstanding preferred securities.  Fixed charges exclude interest on FASB Interpretation No. 48 (Accounting for Uncertainty in Income Taxes) tax liabilities.